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             Description of Merrill Lynch Life Insurance Company's
                  Issuance, Transfer and Redemption Procedures
                           for Contracts Pursuant to
                            Rule 6e-3(T)(b)(12)(iii)

         This document sets forth the administrative procedures that will be followed by Merrill Lynch Life Insurance Company ("Merrill Lynch Life") in connection with the issuance of certain of its flexible premium joint and last survivor variable universal life insurance contracts ("Contracts") issued through Merrill Lynch Variable Life Separate Account ("Separate Account"), the transfer of assets held under the Contracts, and the redemption by owners of their interests in said Contracts.

Procedures Relating to Issuance and Purchase of the Contracts

         A.      Term Cost Structure, Payments and Underwriting Standards

         The term cost charges for Merrill Lynch Life's Contract will not be the same for all Contract owners. Insurance is based on the principle of pooling and distribution of mortality risks which assumes that each owner is charged a cost of insurance commensurate with the joint insureds' mortality risk as actuarially determined, reflecting factors such as age, sex, health, and occupation. A uniform term cost for all joint insureds would discriminate unfairly in favor of those joint insureds representing greater risks. Although there will be no uniform term costs for each insured, for a given face amount and guarantee period there will be a uniform term cost schedule for each insured of the same issue age, sex and underwriting classification. Similarly, the face

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amount that a Contract owner can purchase with an initial payment will also vary to reflect factors similar to those that affect term cost charges. The Contract is a joint and last survivor variable universal life insurance contract providing coverage on two insureds named under the Contract and payable upon the death of the last surviving insured. The Contract offers two death benefit options. At the election of the owner, the death benefit may include the Contract's cash value. Contract owners may reduce the Contract's face amount under certain conditions. Contract owners may purchase additional insurance through an additional insurance rider, the amount of which may be increased or decreased subject to certain conditions.

         The Contract provides for life insurance coverage which is guaranteed to remain in force for the "guarantee period." Each payment will extend the guarantee period until such time as the guarantee period extends until the younger insured's attained age 100. The Contract will not be cancelled during the guarantee period unless the debt exceeds certain Contract values. After the guarantee period, the Contract will remain in force as long as there is not excessive debt and as long as the Contract's cash value is sufficient to cover the charges due.

         The owner may select the face amount, within limits. These limits are based in part on the initial payment. The minimum initial face amount is $250,000 or that face which generates a $4,000 base premium, if larger. The base premium is the amount equal to the level annual premium which would be necessary for the


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face amount of the Contract to endow at the younger insured's age 100, assuming a maximum cost of insurance charge and a 5% annual rate of return on the base premium less Contract loading, and further assuming death benefit option 1 is elected.

         The maximum face amount that may be specified for a given initial payment is the amount which will provide an initial guarantee period of at least three months. For a given initial payment and face amount, the guarantee period is based on the guaranteed maximum cost of insurance rates in the Contract, guaranteed maximum rider costs (if an additional insurance rider is elected), the Contract loading, and a 4.5% interest assumption. Thus, for a given initial payment and face amount, different joint insureds will have different guarantee periods depending on each insured's age, sex and underwriting class.

         The Contract will be offered and sold pursuant to an established mortality structure and underwriting standards in accordance with state insurance laws. Where state insurance laws prohibit the use of actuarial tables that distinguish between men and women in determining premiums and Contract benefits for their insured residents, Merrill Lynch Life will comply. In addition, the payment to be made by an owner will be specified in the Contract.

         B.      Application and Payment Processing

         When a completed application is received, Merrill Lynch Life will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the proposed





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insureds are insurable.  This process may require that further information be provided by the proposed insureds before a determination can be made. Once underwriting approval is received and a payment has been made, a Contract is issued.

         The date on which a Contract is issued is referred to as the issue date. The issue date represents the commencement of the suicide and contestable periods for purposes of the Contract. The initial payment will be credited to the Separate Account and the investment base will begin to vary with investment experience on the business day next following receipt of the initial payment at Merrill Lynch Life's Variable Life Service Center (the "Service Center"), which is generally the Contract date. Merrill Lynch Life may, however, provide temporary life insurance coverage, the death benefit of which shall not exceed $300,000, until coverage begins under the Contract, provided the payment has been made.

         The Contract date is the date used to determine processing dates, Contract years and anniversaries. Processing dates are the Contract date and the first day of each Contract quarter thereafter. Processing dates are the days when Merrill Lynch Life deducts certain charges from a Contract's investment base. As provided for under state insurance law, the owner, to preserve insurance age, may be permitted to backdate the Contract. In no case may the Contract date be more than six months prior to the date the application was executed. Charges for cost of insurance and rider costs for the backdated period are deducted on the Contract date.





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         The in force date is the date when the underwriting is complete, the initial payment is received and outstanding Contract amendments, if any, are received.

         If an age or sex given in the application is wrong, the face amount or any other Contract benefit may also be wrong. Merrill Lynch Life will pay the benefit that any payment would have bought at the correct age or sex.

         C.      Allocation of Investment Base

         The investment base is the amount available under the Contract in the Separate Account at any time. A Contract owner's investment base is the sum of the amounts invested in each of the selected investment divisions.

         Through the first 14 days following the in force date, the initial payment less Contract loading will be invested only in the division investing in the Money Reserve Portfolio. Thereafter, the investment base will be reallocated to the investment divisions selected by the Contract owner on the application for the Contract.

         D.      Additional Payments

         An owner may make additional payments subject to Merrill Lynch Life's rules. On the date Merrill Lynch Life receives and accepts an additional payment, it will (1) increase the investment base by the amount of such payment less Contract loading applicable to the payment; (2) increase the fixed base by the amount of such payment less Contract loading applicable to the payment; and
(3) reflect the payment in the calculation of the variable insurance amount.
An owner may designate the investment divisions to which the





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additional payment should be allocated.  Otherwise the payment will be allocated in proportion to the investment base in each division as of the date Merrill Lynch Life receives and accepts the payment. As of the processing date on or next following the date Merrill Lynch Life receives and accepts the additional payment, Merrill Lynch Life will increase the guarantee period if the guarantee period prior to the receipt and acceptance of an additional payment does not extend beyond the younger insured's attained age 100. Any amount in excess of that required to extend the guarantee period until the younger insured's attained age 100 and any portion of any additional payment that would cause the Contract to fail to qualify as life insurance under federal tax law will be returned to the Contract owner. If acceptance of any portion of the payment would cause a Contract which is not a modified endowment contract to become a modified endowment contract, to the extent feasible Merrill Lynch Life will not accept that portion of the payment unless the Contract owner confirms in writing his or her intent to convert the Contract to a modified endowment contract. Merrill Lynch Life may return that portion of the payment pending receipt of instructions from the Contract owner.

         If any excess sales load has been applied to keep the Contract in force, any additional payment less Contract loading will first be applied to repay such excess sales load. Next, unless specified otherwise, if there is any debt, any payment will be applied as a loan repayment, with any excess applied as an additional payment.

         E.      Grace Period





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         After the end of the guarantee period, a Contract may be cancelled by
Merrill Lynch Life if the cash value plus certain excess sales load on a processing date is insufficient to cover charges due on that date. The Contract, however, provides for a 61-day grace period. The grace period will end 61 days after Merrill Lynch Life mails a notice to the owner stating that the Contract will be terminated.

         The Contract will lapse at the end of the grace period unless Merrill Lynch Life has received payment of an amount which, after deducting Contract loading, equals at least three times the charges that were due (and not deducted) on the processing date when the cash value was determined to be insufficient plus any excess sales load previously applied to keep the Contract in force. At that time, Merrill Lynch Life will deduct any charges applicable to the grace period. The amount due at the beginning of the grace period will be shown on the notice sent to the owner.

         During the grace period the death benefit proceeds will equal the death benefit in effect immediately prior to the grace period, reduced by any overdue charges.

F.       Reinstatement

         A Contract that is cancelled by Merrill Lynch Life may be reinstated prior to the younger insured's attained age 100 and while both insureds are still living. The Contract will be reinstated if, within three years after the end of the grace period, Merrill Lynch Life receives from the Contract's owner,
(a) an application to reinstate the Contract, (b) satisfactory evidence





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of the insureds' insurability; and (c) a reinstatement payment.  The reinstatement payment is the minimum payment for which Merrill Lynch Life would then issue a contract for the minimum guarantee period with the same face amount as the original Contract, based on the insureds' attained ages and underwriting classes as of the effective date of the reinstated Contract.

         The reinstated Contract will be effective on the processing date on or next following the date Merrill Lynch Life approves the reinstatement application.

         G.      Repayment of Loan

         A loan or any part of a loan under a Contract may be repaid while either insured is living and the Contract is in force. Upon repayment of a loan, a transfer will be made from Merrill Lynch Life's general account to the Separate Account in an amount equal to the amount repaid. An owner may designate the investment division to which the repayment will be made. Otherwise the repayment will be allocated in proportion to the investment base in each division as of the date of the repayment.

         If any excess sales load has been used to keep the Contract in force, any loan repayment will first be applied to repay such excess sales load.

         H.      Additional Insurance Rider

         The Contract owner may purchase additional insurance coverage through an additional insurance rider when the Contract is purchased. Thereafter, the rider can be added as long as an application is completed, satisfactory evidence of insurability for





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both insureds is provided, and neither insured has attained the age of 86.  The effective date of the change will be the Contract anniversary next following underwriting approval of the change. The minimum additional insurance rider face amount is $100,000. Under Merrill Lynch Life's current procedures, the maximum additional insurance rider face amount at the time the Contract is purchased is three times the face amount of the Contract. A cost of insurance charge for the rider ("rider charge") will be deducted from the Contract's investment base on each processing date. The rider charge will be based on the same cost of insurance rates as the Contract.

         Beginning in Contract year 2, the additional insurance rider face amount may be increased (subject to evidence of insurability of both insureds) or decreased once each year; however, any change in the additional insurance rider face amount must be at least $100,000. The effective date of the change will be the Contract anniversary next following underwriting approval of the change. As of the effective date of the increase or decrease, Merrill Lynch Life uses the existing fixed base and the face amount of the Contract plus the new additional insurance rider face amount to calculate a new guarantee period.

         Any additional insurance rider coverage terminates on the earlier of the date the Contract terminates or lapses or at the younger insured's attained age 100.

         II.     Transfers Among Investment Divisions

         The Separate Account currently has 34 investment divisions;





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ten invest in corresponding portfolios of the Merrill Lynch Series Fund, Inc.
("Series Fund"); seven invest in shares of a specific portfolio of the Merrill Lynch Variable Series Funds, Inc. (the "Variable Series Funds"); and 17 invest in The Merrill Lynch Fund of Stripped ("Zero") U.S. Treasury Securities ("Zero Trusts"). The Series Fund and the Variable Series Funds are each registered under the Investment Company Act of 1940 as an open-end, investment company. The Zero Trusts are registered under the Investment Company Act of 1940 as unit investment trusts. Investment divisions may be added or deleted in the future. Currently the owner may transfer among the investment divisions as often as he or she chooses. Merrill Lynch Life reserves the right to charge up to $25.00 for each change in excess of six each year.

III. Redemption Procedures; Surrender and Related Transactions

                 A.       Surrender for Net Cash Surrender Value

                 An owner of a Contract may surrender the Contract for its net cash surrender value at any time while the last surviving insured is living. The surrender is effective on the date the owner transmits the written request in a form satisfactory to Merrill Lynch Life. Merrill Lynch Life will pay the net cash surrender value based on the next computed value after the request is received at the Service Center in a form satisfactory to Merrill Lynch Life. The net cash surrender value will usually be paid within seven days after receipt of the request for surrender at Merrill Lynch Life's Service Center.

         The net cash surrender value equals the cash value less debt.





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The cash value equals the investment base plus any unearned charges for cost of insurance and rider costs plus any debt less any accrued net loan cost since the last Contract anniversary (or since the Contract date during the first Contract year).

         Merrill Lynch Life will make the payment of the net cash surrender value out of its general account and, at the same time, transfer assets from the Separate Account to its general account in an amount equal to the investment base (applicable to the Contract) held in the Separate Account.

         In lieu of receiving the net cash surrender value in a single sum upon surrender of a Contract, the owner may elect to apply the net cash surrender value to one or more of the Income Plans described in the Contract. The Income Plans are subject to the restrictions and limitations set forth in the Contract.

         If the Contract is surrendered during the first 24 months after the issue date, any sales load previously deducted from the first two base premiums in excess of 30% of the first base premium and 10% of the second base premium will be refunded, except any excess sales load previously applied to keep the Contract in force.

         B.      Death Claims

         Merrill Lynch Life will usually pay the death benefit proceeds to the beneficiary within seven days after receipt at its Service Center of due proof of death of the last surviving insured and all other requirements necessary to make payment.

          The death benefit payable depends on the death benefit option in effect on the date of death. Under option 1, the death benefit





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prior to the younger insured's attained age 100 is equal to the larger of the face amount or the variable insurance amount. Under option 2, the death benefit prior to the younger insured's attained age 100 is equal to the larger of the face amount plus the cash value or the variable insurance amount. Under option 1, at and after the younger insured's attained age 100, the death benefit equals the greater of the cash value as of the date of death, or the adjusted face amount. The adjusted face amount equals the lesser of (1) the face amount at the younger insured's attained age 100, and (2) the cash value as of the date of death plus the net amount at risk at the younger insured's attained age 100. The net amount at risk at the younger insured's attained age 100 equals the face amount at the younger insured's attained age 100 less the cash value at that time. Under option 2, at and after the younger insured's attained age 100, the death benefit is equal to the face amount at the younger insured's attained age 100 plus the cash value as of the date of death.
Subject to certain conditions, Contract owners may change the death benefit option and reduce the face amount. To determine the death benefit proceeds, Merrill Lynch Life will subtract from the death benefit any debt and add to the death benefit any rider benefits payable. Where required by law, the amount payable also reflects interest from the date of death to the date of payment.

If certain conditions are met, the Contract owner may reduce the face amount once each Contract year. The effective date of the change will be the Contract anniversary next following approval of the change. The





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minimum amount for each face amount reduction is $100,000.  A reduction in face amount will not be permitted if it would result in a face amount of less than $250,000 or if the resulting guarantee period would extend beyond the younger insured's attained age 100. Merrill Lynch Life will not effect a requested face amount reduction to the extent that, after the reduction, the Contract would not qualify as life insurance under federal tax laws as interpreted by Merrill Lynch Life. As of the effective date of a reduction in face amount, Merrill Lynch Life calculates a new guarantee period using the new face amount (plus the additional insurance rider face amount) and the fixed base on that date. A reduction in face amount may cause a Contract which is not a modified endowment contract to become a modified endowment contract. In such a case, Merrill Lynch Life will not process the reduction until the Contract owner confirms in writing his or her intent to convert the Contract to a modified endowment contract.

         Merrill Lynch Life will determine the variable insurance amount daily to take into account the investment experience of the designated investment divisions. The variable insurance amount is determined by calculating the cash value (plus any excess sales load during the first 24 months after the Contract is issued) and multiplying it by the cash value corridor factor for the younger insured at his or her attained age.

         The death benefit will never be less than the amount required to keep the Contract qualified as life insurance under Federal income tax laws.





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         Merrill Lynch Life will make payment of the death benefit proceeds out of its general account and, at the same time, will transfer the investment base (applicable to the Contract) out of the Separate Account to the general account. In lieu of payment of the death benefit in a single sum, one or more Income Plans may be elected as described in the Contract.

         C.      Contract Loan

         The owner may borrow an amount equal to the difference between the loan value and debt. The loan value of the Contract equals 90% of a Contract's cash value. Preferred loans are available beginning on the later of the tenth Contract anniversary or the younger insured's attained age 55. Once available, the preferred loan value is calculated on each Contract anniversary. The preferred loan value for the Contract year is equal to 12% of the cash value less existing debt. This amount is available each Contract year and is applied first to convert any existing debt to preferred loan status and then is available for new loans. Payment of the loan from Merrill Lynch Life's general account will usually be made to the owner within seven days of receipt of the request. Interest accrues daily at a maximum effective rate of 6.0% annually. The smallest loan will be for $1,000. When a loan is taken out, a portion of the investment base equal to the loan is transferred from the Separate Account to Merrill Lynch Life's general account. Unless designated otherwise by the owner, a loan will be allocated among the investment divisions of the Separate Account based upon the investment base in each division as of the date the loan is





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made.  The amount maintained in the general account will not be credited with the return earned by the Separate Account during the period the loan is outstanding. Instead, interest will be credited daily at a minimum effective rate of 4% annually. The amount maintained in the general account for preferred loans will earn interest at an annual rate equal to the annual loan interest charged on such amount. Therefore, taking a loan will have a permanent effect on a Contract's cash value and may have a permanent effect on the death benefit whether or not repaid in whole or in part.

         If on a processing date the debt exceeds the larger of (1) the cash value plus certain excess sales load and less charges due on that date and (2) the fixed base, Merrill Lynch Life will cancel the Contract 61 days after a notice of intent to terminate the Contract is mailed to the owner unless Merrill Lynch Life has received at least the minimum repayment amount specified in the notice. During the first 24 months after the Contract is issued, Merrill Lynch Life will add any excess sales load to the cash value so as to continue the Contract in effect if debt exceeds the larger of the cash value less charges due and the fixed base.

         D.      Partial Withdrawals

         After the first Contract year, an owner may take partial withdrawals of payments made under the Contract by submitting a request in a form satisfactory to Merrill Lynch Life. The withdrawal is effective on the date the Service Center receives the request. One partial withdrawal may be taken each Contract year.





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The amount of any partial withdrawal may not exceed the loan value as of the effective date of the partial withdrawal less any debt. The minimum amount for each partial withdrawal is $1,000.

         As of the processing date on or next following the effective date of the partial withdrawal, the period for which guaranteed coverage is provided will be reduced. The period will be redetermined by taking the immediate decrease in cash value resulting from the partial withdrawal and adding to that amount interest at an annual rate of 4.5% for the period from the date of the withdrawal to the Contract processing date on or next following such date.
This is the guarantee adjustment amount. The guarantee adjustment amount is subtracted from the fixed base and the resulting new fixed base is used to calculate a new guarantee period.

         The fixed base is equal to the cash value on the Contract date. Thereafter, it is calculated in the same manner as the cash value except that the calculation substitutes 4.5% for the net rate of return, the guaranteed maximum cost of insurance rates and guaranteed maximum rider costs are substituted for the current rates and it is calculated as though there had been no loans or repayments.

         The fixed base is used to make certain computations under the Contract and is equivalent to the cash value for a comparable fixed benefit contract with the same face amount and guarantee period.

         E.      Converting the Contract

         An owner may convert the Contract for a contract with benefits





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that do not vary with the investment results of a separate account provided
Merrill Lynch Life receives the owner's request to convert the Contract within 24 months of the issue date of the original Contract. The conversion will be accomplished by adding an endorsement to the Contract and transferring, without charge, the investment base in the Separate Account to the guaranteed interest division, where assets are held in Merrill Lynch Life's general account. The investment base at the time of conversion and any additional payments will remain in the guaranteed interest division and be credited with interest at a rate declared by Merrill Lynch Life.

         F.      Policy Split Rider

         An owner may split the Contract into two new individual contracts upon the divorce of the insureds or if certain federal tax law changes occur. Certain conditions, including evidence of insurability of both insureds, must be met before the right to split may be exercised.

         The face amount of each new contract will be equal to one-half of the face amount of the Contract less any outstanding debt on the date of the exchange. One-half of the cash value of the Contract less any debt will be applied to each of the new contracts. The issue date of each new contract will be the date of the exchange. On the issue date, Merrill Lynch Life will refund any unearned charges for cost of insurance and rider costs previously deducted from the Contract. Thereafter, the cost of insurance will be for each insured's then attained age and for the same risk class that





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the insured was classified as under the Contract.  Sales load for each new contract will take into account the sales load paid under the Contract.

         G.  Accelerated Benefit Rider

         The Accelerated Benefit Rider (ABR) permits the Contract owner to receive accelerated payment of part of the Contract's death benefit, adjusted to reflect current value, if the last surviving insured develops a terminal illness. The accelerated benefit amount cannot exceed the lesser of 75% of the "eligible amount" or $250,000. The payment amount is the requested amount less a 12-month discount rate, partial repayment of any debt and less an administrative expense charge not to exceed $250.00.

         Upon payment of the accelerated benefit, Merrill Lynch Life will reduce the face amount of the Contract by the amount of the payment. The cash value will be reduced and will equal the original cash value multiplied by the death benefit after payment, divided by the death benefit before payment. The investment base, fixed base and variable insurance amount will each be reduced as a result of the decrease in death benefit and cash value. The guarantee period will also be recalculated.





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